Coronado Topco, Inc.

1001 Route 202

Raritan, New Jersey 08869

(908) 218-8000

April 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Dillon Hagius

Re:	Coronado Topco, Inc.

Registration Statement on Form S-4 (File No. 333-262434)

Dear Mr. Hagius:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Coronado Topco, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Standard Time, on April 11, 2022 or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Latham & Watkins LLP by calling David I. Brown at (202) 637-1072, or in his absence, Bradley C. Faris at (312) 876-6514. We also respectfully request that a copy of the written order from the Commission verifying the effective time of such Registration Statement be sent to Latham & Watkins LLP, attention: David I. Brown, via email at david.brown@lw.com.

[Signature page follows]

Very truly yours,

Coronado Topco, Inc.

By:	/s/ Joseph M. Busky

Name:	Joseph M. Busky
Title:	Chief Financial Officer

cc:	Michael A. Schlesinger, Coronado Topco, Inc.

Michelle A. Hodges, Quidel Corporation

Phillip S. Askim, Quidel Corporation

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Stephen I. Glover, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP

Bradley C. Faris, Latham & Watkins LLP

David I. Brown, Latham & Watkins LLP

Richard Butterwick, Latham & Watkins LLP

[Signature Page to Acceleration Request]